  Exhibit 99.2

NXT ENERGY SOLUTIONS INC.

Management's Discussion and Analysis

For the three and nine month periods ended

September 30, 2019

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at November 14, 2019 unless otherwise stated, has been approved by the Board of Directors of the Company (the “Board”), and should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes for the period ended September 30, 2019. This MD&A covers the unaudited three month ("Q3-19") and the nine month year to date ("2019 YTD") periods ended September 30, 2019, with comparative totals for the three month ("Q3-18") and the nine month year to date ("2018 YTD") periods ended September 30, 2018.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" or “$” in this MD&A refers to Canadian or (“CDN dollars” or "CDN$") unless specific reference is made to United States or US dollars (“US dollars” or "US$").

NXT and Stress Field Detector ("SFD®") in Canada and the United States are the registered trademarks of NXT.

Forward-looking Information

Certain statements in this MD&A constitute forward-looking information under applicable securities laws. These statements typically contain words such as "intends", "plans", "anticipates", "expects", "scheduled", “estimates”, “believes”, “forecasts” or other variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved and relate primarily to:

●
the timing and extent of potential future growth opportunities in new international markets including the potential securing of SFD® contracts, new business ventures, and the satisfaction by third-parties of certain necessary conditions related thereto including obtaining financing and government and regulatory approvals;

●
completion of the SFD® recommendations within the contract parameters;

●
ensuring receipt of all contract revenue in accordance with the terms of the contract;

●
estimates related to our future financial position and liquidity;

●
estimated minimum annual commitments for our leased premises; and

●
general business strategies and objectives.

NXT Energy Solutions Inc.	page | 2
MD&A for the period ended September 30, 2019

This forward-looking information is based on a number of assumptions which may prove to be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

●
our ability to source personnel and equipment in a timely manner and at an acceptable cost;

●
our ability to obtain all permits and approvals required;

●
general business, economic and market conditions (including global commodity prices);

●
the ability to obtain insurance to mitigate the risk of default on client billings; and

●
foreign currency exchange and interest rates.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Known risks include, but are not limited to:

●
our ability to generate sufficient ongoing cash flow from operations or to raise adequate capital to allow us to grow the business and continue operations;

●
conducting operations in international markets;

●
the emergence of alternative competitive technologies;

●
protection of our intellectual property and rights to our SFD® technology;

●
reliance on a limited number of aircraft;

●
the loss of key personnel;

●
our dependence on a limited number of clients;

●
foreign currency and interest rate fluctuations may affect our financial position;

●
changes in, or in the interpretation of, laws, regulations or policies; and

●
volatility in oil and natural gas commodity prices may reduce demand for our services.

Although the Company has attempted to identify important factors and risks that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

For more information relating to risks, see the section titled "Risk Factors" in this MD&A and NXT's current Annual Information Form. Except as required by law, NXT assumes no obligation to update forward-looking information should circumstances or the Company's estimates or opinions change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Non-GAAP Measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Net working capital is the net result of the difference between current assets and current liabilities. Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time.

NXT Energy Solutions Inc.	page | 3
MD&A for the period ended September 30, 2019

Description of the Business

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary and patented SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs and risks related to exploration.

The discussion in this MD&A focuses on the highlights of NXT's ongoing business development activities and any significant changes arising prior to the filing of our MD&A for the three month and nine month periods ended September 30, 2019.

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

NXT’s financial statements at December 31, 2018 included disclosure related to the use of the “going concern” basis of presentation. During 2019 NXT has had positive cash flow from operations which has resulted in a significant strengthening of the Company’s liquidity and working capital position. As a consequence, management is of the view that removal of the “going concern” disclosure as of the September 30, 2019 financial statements is warranted on the basis than the Company currently has sufficient funds to maintain operations for the next 12 months.

In the preparation of the September 30, 2019 financial statements, management determined that there are no existing conditions or reasonably foreseeable events that raise substantial doubt about the Company’s ability to continue as a going concern. However, NXT's future financial results and its longer term success remains dependent upon the ability to continue to attract and execute client projects to build its revenue base. NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and continue to generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

NXT Energy Solutions Inc.	page | 4
MD&A for the period ended September 30, 2019

Financial and Operational Highlights

Key financial and operational highlights for Q3-19 and 2019 YTD include:

●
In July 2019 the Company completed the interpretation phase and in September the integration phase of its Nigerian SFD® survey for approximately US$8.9 Million with PE Energy Limited (“PE”), a Nigerian oil and gas service company. PE has a contract with the Nigerian National Petroleum Company (“NNPC”), to provide 5,000-line kilometers of SFD® surveys in Nigeria.
●
As of the date of this MD&A, the Company has received a total of US$8.0 million payments from PE for the SFD® survey in Nigeria, including US$6.7 million in the third quarter. The final milestone payments aggregating US$0.9 million for contracted holdbacks are expected to be made by the end of the fourth quarter.
●
Mr. Frank C. Ingriselli, former Texaco executive, joined NXT’s Board of Directors, effective September 4, 2019. With over 40 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging energy industry experience in diverse geographies, business climates and political environments. Mr. Ingriselli is a member of NXT’s audit committee.
●
In February 2019, NXT entered into a Co-operative Agreement with Alberta Green Ventures Limited Partnership (“AGV”), to propose up to three SFD® surveys within two years. The Co-operative Agreement is based on a cost-plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys. The Company received a US$100,000 non-refundable deposit for this Co-operative Agreement in Q2-19.
●
NXT has also expanded its focus in the Middle East and North Africa by advancing US$250,000 to AGV to pursue contracts in the Middle East. If successful, AGV will engage NXT to perform a SFD® survey. In addition, NXT has granted AGV an extension of the August 31, 2019 requirement under the Co-operation Agreement to complete at least one of three SFD® surveys to December 31, 2019.
●
Common share purchase warrants (“Warrants”) held by AGV have expired as of October 31, 2019.
●
Cash and short-term investments at the end of the Q3-19 were $6.73 million.
●
Survey revenues of $1.02 million were recorded in Q3-19.
●
A net income of $5.55 million was recorded for 2019 YTD, including amortization expense of $1.33 million.
●
A net loss of $0.77 million was recorded for Q3-19, including amortization expense of $0.45 million.
●
Operating activities provided $4.05 million of cash during Q3-19 and net cash used for financing activities was $0.01 million.
●
Operating activities provided $2.79 million of cash during 2019 YTD and net cash used for financing activities was $0.03 million.
●
Net income per common share for 2019 YTD was $0.08 basic and $0.08 diluted.
●
Net loss per common share for Q3-19 was ($0.01) basic and diluted.
●
General and administrative costs for Q3-19 as compared to Q3-18 have been reduced by $0.15 million or 15%, mostly due to a reduction in headcount, favourable headcount cost mix, business development travel, and certain expenditures being recognized as direct survey costs.
●
General and administrative costs for 2019 YTD as compared to 2018 YTD have been reduced by $0.55 million or 18% mostly due a reduction in business development costs, the suspension of the Company’s advisory board (“Advisory Board”), lower headcount and costs and certain expenditures being recognized as direct survey costs.

NXT Energy Solutions Inc.	page | 5
MD&A for the period ended September 30, 2019

Nigerian SFD® Survey

In March 2019, the Company signed an US$8.9 Million contract with PE, a Nigerian oil and gas service company that has a contract with the Nigerian National Petroleum Company (“NNPC”), to provide 5,000 line kilometers of SFD® surveys in Nigeria. Data acquisition operations for this contract were completed on May 1, 2019 and NXT’s recommendations were delivered during Q3-19.

The Company conducted significant due diligence to ensure it understands the business environment in Nigeria and complies with Canadian, United States of America and Nigerian law. The Company has engaged advisors such as Norton Rose Fulbright and Kreller Group to provide guidance to ensure the integrity of these contracts.

The Company received payments of US$8.0 million for the project at the date of this MD&A.

Because this project was the Company’s first project in Africa, a number of logistical issues needed to be overcome. The Company has delivered more than 10,000 pages of documents to NNPC and the Department of Petroleum Resources as part of the qualification process which took seven months. Before receiving approval for the survey, NXT had to complete a test flight onshore. Within days, we presented the preliminary results to NNPC and received approval for the project.

From April 17 to May 1, 2019, NXT completed the 5,000 line kilometers of data acquisition and has completed interpretation of the data as of the date of this MD&A. The Company presented the final report in the Q3-19. The final milestone payments of US$0.9 million for contracted holdbacks are expected to be made by the end of the fourth quarter.

NXT Energy Solutions Inc.	page | 6
MD&A for the period ended September 30, 2019

Co-operation Agreement

In February 2019, NXT entered into a Co-operative Agreement with one of its largest shareholders, AGV, to propose up to three SFD® surveys within two years. The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.

Under the Co-operative Agreement, NXT and AGV will consider at least two SFD® surveys in North America and an additional SFD® survey internationally. The first SFD® survey was contemplated to be completed by August 31, 2019 and the fees payable by AGV are partially secured by a US$100,000 non-refundable deposit. NXT has granted AGV an extension of the August 31, 2019 requirement under the Co-operation Agreement to complete at least one of three SFD® survey to December 31, 2019. If the survey is not completed by December 31, 2019, the non-refundable deposit will be forfeited to NXT. AGV has committed to completing an exploration drilling program on each of the lands subject to the SFD® surveys within two years of completion of the surveys.

The 3,421,648 Warrants have expired as of October 31, 2019.

AGV and its affiliates are promoting the use of SFD® surveys in upcoming bids for both on-shore and off-shore regions in the Middle-East for oil and gas reserves. If successful, AGV will engage NXT to perform a SFD® survey for the project. To assist with this effort, NXT has advanced a $250,000 USD secured loan (the “Loan”) to AGV.  The interest rate on the Loan is the greater of 2% and the rate prescribed under the Income Tax Act (Canada) from time to time, payable monthly in arrears. The Loan is to be repaid by December 15, 2019. The current arrangements with AGV effectively balance the interests of NXT and AGV and build upon the Company’s announced recent success of in Nigeria.

Sales Representative Agreement and Contingent Private Placement

NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions within the Middle East and Latin America. Contingent on achieving a US$2,000,000 sales quota in the first year of the sales representative agreement term, AGV will be granted an at-market subscription right to purchase treasury shares of NXT in a dollar amount equal to 25% of the contracts introduced by AGV to NXT in the first year of the agreement, up to a maximum of US$5,000,000, subject to approval from the TSX.

Investor’s Right Agreement

In July 2018, the Company completed a private placement (the “Private Placement”) with AGV. In total, AGV purchased 10,264,946 Units at a price of $0.924 per Unit for total gross proceeds of approximately $9,484,810.

In connection with the closing on the final amount of the Private Placement, the Company and AGV entered into an Investor Rights Agreement pursuant to which: (a) AGV has the right to nominate one director for election to the Board (subject to AGV maintaining an equity ownership of at least 10% in the Company); (b) AGV is entitled to participate in future equity or convertible security offerings of the Company in order to maintain its pro rata equity interest in the Company (subject to AGV maintaining an equity ownership of at least 10% in the Company); (c) AGV is entitled to a similar equity offering participation right in connection with certain new entities that may be created by the Company to expand the application of its proprietary technologies; and (d) AGV has agreed to a 18 month standstill from July 3, 2018 and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement. As of the date of this MD&A, AGV has not used its right to nominate one director for election to the Board.

NXT Energy Solutions Inc.	page | 7
MD&A for the period ended September 30, 2019

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows.

	Q3-19 Sep 30	Q2-19 Jun 30	Q1-19 Mar 31	Q4-18 Dec 31
Survey revenue	$1,021,532	$10,954,617	$-	$-
Net income (loss)	(774,373)	8,085,888	(1,763,320)	(1,392,716)

Income (loss) per share - basic	$(0.01)	$0.12	$(0.03)	$(0.02)
Income (loss) per share – diluted	$(0.01)	$0.11	$(0.03)	$(0.02)

	Q3-18 Sep 30	Q2-18 Jun 30	Q1-18 Mar 31	Q4-17 Dec 31
Survey revenue	$-	$-	$-	$-
Net income (loss)	(1,660,031)	(1,961,114)	(1,954,650)	(2,096,360)

Income (loss) per share – basic	$(0.02)	$(0.03)	$(0.03)	$(0.04)
Income (loss) per share – diluted	$(0.02)	$(0.03)	$(0.03)	$(0.04)

The above quarterly results have been prepared in accordance with US GAAP and are recorded in Canadian dollars.

Significant or Unusual Items Impacting Net Earnings:

In Q3-19 NXT recognized $1,021,532 upon completion of the final phase of the Nigerian SFD® survey. In Q2-19 NXT recognized $10,954,617 of revenue from the Nigerian SFD® survey. There were no revenues in the previous six quarters. The extent of the net loss in each of the previous seven quarters is mainly due to survey costs (related to aircraft lease and aircraft maintenance costs), G&A costs and non-cash items like stock-based compensation expense ("SBCE"), which can be a significant expense in any given quarter. In addition, income (loss) was affected by the following:

●
In Q3-19 the remaining 9% of revenue on the Nigerian SFD® survey was recorded.

●
In Q2-19 revenue was recognized on the Nigerian SFD® survey. The project was approximately 91% complete at the end of Q2-19.

●
In Q1-19, survey costs were higher due to scheduled Phase 5 maintenance on the aircraft and significant legal and contract negation costs in preparing for the Nigerian project.

●
In Q4-18, SBCE was lower by $283,811 as unvested options were forfeited. In addition, G&A costs decreased $156,271 for two reasons. Firstly, business development decreased as most of the business development work was centred in Calgary supporting the Nigerian SFD® survey negotiations. Secondly, there was a decrease in public company costs as the previous quarter had significant costs related to the Private Placement. Offsetting this was an increase of $44,010 in survey expenses as NXT’s aircraft incurred a scheduled major maintenance in December 2018.

NXT Energy Solutions Inc.	page | 8
MD&A for the period ended September 30, 2019

●
In Q3-18, a gain of $185,661 was recognized on the extinguishment of a liability from 2005 that was no longer payable. Also, interest income of $26,171 was earned on cash received from the Private Placement.

●
In Q1-18, G&A costs were lower as NXT began to recognize the full extent of cost reductions started in the prior quarter.

●
In Q4-17, G&A costs were higher due to severance and other costs incurred to implement cost reduction plans.

Summary of Operating Results

	Q3-19	Q3-18	2019 YTD	2018 YTD
Survey revenue	$1,021,532	$-	$11,976,149	$-
Expenses:
Survey costs	512,599	271,337	2,302,712	788,771
General and administrative	881,716	1,031,346	2,570,866	3,123,384
Stock-based compensation	64,983	110,446	72,533	559,521
Amortization of property & equipment	445,315	447,942	1,332,166	1,342,325
	1,904,613	1,861,071	6,278,277	5,814,001

Other Expenses (income):
Interest income, net	(9,348)	(26,171)	(2,232)	(40,378)
Foreign exchange (gain) loss	(106,255)	10,614	134,095	478
Other expense (recovery)	6,895	(185,483)	17,814	(198,306)
	(108,708)	(201,040)	149,677	(238,206)
Income (loss) before income taxes	(774,373)	(1,660,031)	5,548,195	(5,575,795)

Income tax expense :	-	-	-	-

Net Income (loss) for the period	$(774,373)	$(1,660,031)	5,548,195	(5,575,795)

Net Income (loss) per share - basic	$(0.01)	$(0.02)	$0.08	$(0.09)
Net Income (loss) per share – diluted	$(0.01)	$(0.02)	$0.08	$(0.09)

Net loss for Q3-19 compared to Q3-18 decreased by $885,688 or $0.1 per share basic. $1,021,532 of revenue was recorded in Q3-19 for the Nigerian SFD® survey. Survey costs were higher by $241,262 due to the Nigerian SFD® survey. G&A costs have been reduced by $149,630 or 15% mostly due to a reduction in headcount, favourable headcount cost mix, business development travel, and certain expenditures recognized as direct survey costs. SBCE were lower in Q3-19 as most outstanding options are vested and therefore fully expensed, offset partially by the granting of Restricted Stock Units and Options in the quarter. Foreign exchange was favourable in Q3-19 compared to Q3-18 by $116,869 as the Company held significant balances in United States dollars and the $CDN decreased versus the $US in the quarter. $US balances held by NXT were significantly lower in Q3-18. In Q3-18 the Company determined that liabilities it had recorded before 2005 were no longer payable. As a result, a gain of $185,661 was recorded in other income on the extinguishment of the liability.

NXT Energy Solutions Inc.	page | 9
MD&A for the period ended September 30, 2019

Net income for 2019 YTD compared to 2018 YTD increased by $11,123,990 or $0.17 per share basic. $11,976,149 of revenue was recorded in 2019 YTD for the Nigerian SFD® survey. Survey costs were higher by $1,513,941 due to the Nigerian SFD® survey. G&A costs have been reduced by $552,518 or 18% mostly due a reduction in business development costs, the suspension of the Advisory Board, lower headcount and costs and certain expenditures being recognized as direct survey costs. SBCE were lower in 2019 YTD as 333,333 options vested in Q1-18 and most outstanding options in 2019 YTD are vested and therefore fully expensed, offset partially by the granting of Restricted Stock Units and Options in the quarter. Foreign exchange loss was unfavourable in YTD-2019 compared to YTD-2018 by $133,617 as the Company held significant balances in United States dollars in and the $CDN increased versus the $US beginning in Q2-19. $US balances in held by NXT were significantly lower in Q3-18. In 2018 the Company determined that liabilities it had recorded before 2005 were no longer payable. As a result, a gain of $185,661 was recorded in other income on the extinguishment of the liability.

Summary of Survey Expenses

	Q3-19	Q3-18	Net change
Aircraft lease costs	$100,843	$154,571	$(53,728)
Amortization of deferred gain	-	(38,825)	38,825
Aircraft operations	210,630	155,532	55,098
Survey projects	201,126	59	201,067
Total survey expenses, net	512,599	271,337	241,262

	YTD 2019	YTD 2018	Net change
Aircraft lease costs	$298,987	$455,632	$(156,645)
Amortization of deferred gain	-	(116,475)	116,475
Aircraft operations	691,971	449,441	242,530
Survey projects	1,311,754	173	1,311,581
Total survey expenses, net	2,302,712	788,771	1,513,941

During Q3-19, survey expenses included direct incremental survey costs for the Nigerian SFD® survey incurred to date. These costs include staff costs to interpret and integrate the survey, and travel costs. Fixed aircraft costs were higher in Q3-19 as scheduled maintenance was required on the aircraft after the Nigerian SFD® survey. These cost relate entirely to the aircraft handling and maintenance costs, net of charter hire revenue.

During 2019 YTD, survey expenses included direct incremental survey costs for the Nigerian SFD® survey incurred which include aircraft and hanger operating costs, staff costs to support the survey, and mobilization/demobilization costs. Aircraft operations costs in 2019 YTD were higher than 2018 YTD as a Phase 5 major maintenance was completed in the first quarter and additional scheduled maintenance after the Nigerian SFD® survey, net of charter hire revenue.

NXT Energy Solutions Inc.	page | 10
MD&A for the period ended September 30, 2019

The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT. Any charter fees received are used to offset aircraft costs.

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price will be US$1.45 million. Under the new lease accounting standard, the amortization of the deferred gain is now classified within “lease and lease interest costs”.

General and administrative expense –The categories of costs included in G&A are as follows:

G&A Expenses	Q3-19	Q3-18	net change	%
Salaries, benefits and consulting charges	$390,294	$513,220	$(122,926)	(24%)
Board, professional fees, & public company costs	231,464	191,155	40,309	21%
Premises and administrative overhead	204,178	192,642	11,536	6%
Business development	55,780	134,329	(78,549)	(58%)
Bolivian overhead	-	-	-	-
Total G&A Expenses	881,716	1,031,346	(149,630)	(15%)

G&A Expenses	2019 YTD	2018 YTD	net change	%
Salaries, benefits and consulting charges	$1,192,947	$1,536,395	$(343,448)	(22%)
Board, professional fees, & public company costs	651,614	674,747	(23,133)	(3%)
Premises and administrative overhead	606,965	562,103	44,862	8%
Business development	119,340	343,683	(224,343)	(65%)
Bolivian overhead	-	6,456	(6,456)	(100%)
Total G&A Expenses	2,570,866	3,123,384	(552,518)	(18%)

G&A Expenses decreased 15% or $149,630 in Q3-19 compared to Q3-18 for the following reasons:

●
Salaries, benefits and consulting charges were lower in Q3-19 when compared to Q3-18. This is due to a change to a lower cost mix in corporate staff, two less headcounts and allocation of direct salary costs to survey costs.

NXT Energy Solutions Inc.	page | 11
MD&A for the period ended September 30, 2019

~~●~~
Board, professional fees and public company costs were 21% higher ($40,309) in Q3-19 compared to Q3-18 due to higher professional fees given the increase in business activity and the addition of one board member.

●
Premises and administrative overhead were 6% higher ($11,536) in Q3-19 compared to the same period the Q3-18 as the Company continued a project to improve its information systems security.

●
Business development costs decreased by $78,549 in Q3-19 compared to Q3-18. In Q3-19, the Company resources were focused on interpreting and integrating the Nigerian SFD® survey. In Q3-18 Company resources were fully focused on business development.

G&A expenses decreased by 18% or $552,518 in 2019 YTD compared to 2018 YTD.

●
The main reason for salaries, benefits and consulting charges being lower in 2019 YTD than 2018 YTD is due to a change to a lower cost mix in corporate staff, two less headcount and allocation of direct salary costs to survey costs.

●
Board, professional fees and public company costs, were 3% lower ($23,133) in 2019 YTD compared to 2018 YTD due to termination costs to suspend the Advisory Board incurred in 2018 YTD. These were partially offset by higher professional fees in 2019 YTD for the Nigerian SFD® survey and higher insurance costs given increased business activity.

●
Premises and administrative overhead was 8% higher ($44,862) in 2019 YTD compared to the prior year, mostly due to increased costs related to the improvement of the information systems security.

●
Business development costs decreased $224,343 (65%) as the Company focused its resources on first negotiating the Nigerian SFD® surveys and then implementing the Nigerian SFD®.
●
2018 YTD Bolivian overhead costs of $6,456 are related to closing of the Bolivian branch. The Bolivian operations and office were closed in 2017. Costs in 2018 YTD were related to fees to keep the branch dormant under Bolivian law. The branch is being formally closed and is near completion. As the operations and office in Bolivia ceased in 2017, there is no effect on the financial results of the Company other than the closing costs.

Stock-based compensation – this expense varies in any given quarter or year as it is a function of several factors including the number of stock options issued in the period and the period of amortization (based on the term of the contract and/or number of years for full vesting of the options, which is normally three years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

SBCE in Q3-19 was lower compared to Q3-18 by $45,463. In Q3-19 the Company awarded 750,000 Restricted Stock Units to employees and 100,000 options to a distributor. During 2018 most options issued by the Company had vested, resulting in minimal expense in 2019 from previously issued options.

SBCE in 2019 YTD was lower compared to 2018 YTD by $486,988. In Q1-18 333,333 options vested. Currently, most options previously issued by the Company have vested, resulting in minimal expense in 2019 YTD, though this is partially offset by the 750,000 Restricted Stock Units awarded to employees and 100,000 options awarded to a distributor.

NXT Energy Solutions Inc.	page | 12
MD&A for the period ended September 30, 2019

Other Expenses	Q3-19	Q3-18	Net change
Interest (income) expense, net	$(9,348)	$(26,171)	$16,823
Unrealized foreign exchange loss (gain)	(106,255)	10,614	(116,869)
Intellectual property, R&D and ARO	6,895	178	6,717
Gain on extinguishment of liability	-	(185,661)	185,661
Total Other Expenses, net	(108,708)	(201,040)	92,332

Other Expenses	YTD 2019	YTD 2018	Net change
Interest (income) expense, net	$(2,232)	$(40,378)	$38,146
Unrealized foreign exchange loss	134,095	478	133,617
Intellectual property, R&D and ARO	17,814	(12,645)	30,459
Gain on extinguishment of liability	-	(185,661)	185,661
Total Other Expenses, net	149,677	(238,206)	387,883

Interest income (expense), net – includes interest income earned on short-term investments netted by interest expense from financial lease obligations. Since January 1, 2019 interest on finance leases is included in this account under the new lease accounting standard. Q3-19 vs Q3-18 interest income is $16,823 less, and YTD 2019 vs YTD 2018 is $38,146 less, as lease interest has offset income earned on guaranteed investment certificates.

Loss (gain) on foreign exchange – this total is caused by changes in the relative currency exchange values of US dollars and CDN dollars. The Company held significant assets in US dollars at September 30, 2019. These included Accounts Receivable, Cash and cash equivalents, Short-term investments and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss. At September 30, 2019, the CDN dollar weakened as compared to the US dollar and as compared to the end of Q2-19 resulting in a foreign exchange gain for the quarter. At June 30, 2019, the Company had a significant foreign exchange loss which was the result of the CDN dollar strengthening compared with May 2019 when several of the US dollar assets were initially recorded. Currently the Company does not have the ability to enter hedging contracts, but is currently working on strategies to reduce the volatility of US dollar assets including converting excess US dollars to CDN dollars.

Intellectual property, R&D and ARO – this category primarily includes costs related to intellectual property ("IP") filings and R&D activity related to the SFD® technology and costs for certain non-recurring, "project" activities.

For Q3-19 and 2019 YTD, the Company's IP and R&D expenses were for patent related costs. In 2018 YTD these costs were negative as the Company incurred less costs from a provider of R&D services than originally estimated.

Gain on extinguishment of liability – In Q3-18 the Company determined that liabilities it had recorded before 2005 were no longer payable. As a result, a gain of $185,661 was recorded in other income on the extinguishment of the liability. No cash was paid to settle the liability.

NXT Energy Solutions Inc.	page | 13
MD&A for the period ended September 30, 2019

Amortization Expenses	Q3-19	Q3-18	Net change
Property and equipment	$24,131	$26,758	$(2,627)
Intellectual property	421,184	421,184	-
Total Amortization Expenses	445,315	447,942	(2,627)

Amortization Expenses	YTD 2019	YTD 2018	Net change
Property and equipment	$68,616	$78,775	$(10,159)
Intellectual property	1,263,550	1,263,550	-
Total Amortization Expenses	1,332,166	1,342,325	(10,159)

Intellectual property and related amortization expense – NXT finalized its acquisition of specific rights to utilize the proprietary SFD® technology from its inventor, NXT's President & CEO, on August 31, 2015. As a result of this acquisition, NXT obtained the exclusive right to utilize the SFD® IP in global hydrocarbon exploration applications.

The value attributed to the IP assets acquired in 2015 was $25.3 million. The IP assets are being amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and will also be subject to ongoing tests of potential impairment of the recorded net book value. No impairments were recognized during the periods ended Q3-19 and Q3-18.

Property and equipment amortization is lower for the period ended September 30, 2019 compared to the same period in the prior year due to the Company using the declining balance method of depreciation. In September 2019 the Company acquired and installed in its aircraft a new transponder technology known as Automatic Dependent Surveillance - Broadcast (ADS-B). The U.S. Federal Aviation Administration (the “FAA”) and European Aviation Safety Agency have mandated that all aircraft flying in designated controlled airspace across European and US regions must be equipped with ADS-B by January 1, 2020 for the United States and June 7, 2020 for Europe. Total costs are approximately $208,000.

Income tax expense - There was no income tax expense during 2019 YTD and 2018 YTD.

NXT Energy Solutions Inc.	page | 14
MD&A for the period ended September 30, 2019

Competition

Our SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology comparable to our SFD® survey system for oil and natural gas exploration.

Seismic is the standard technology used by the oil & gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. Our system may reduce the need for seismic in wide-area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations. The seismic industry is very competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With a SFD® survey, a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment. A SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting and structural development.

NXT Energy Solutions Inc.	page | 15
MD&A for the period ended September 30, 2019

Liquidity and Capital Resources

NXT's Cash and cash equivalents plus Short-term investments at September 30, 2019 totaled $6,725,386.

As NXT is operating on a going concern basis, NXT’s short-term ability to generate sufficient cash depends on the success of signing contracts and receiving advance payments. NXT's longer-term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to exceed G&A expenses and generate excess net cash flow from operations. Proceeds from past equity financings have been used to provide NXT with funds to pursue, close and implement commercial transactions currently in negotiation, develop additional revenue streams including multi-client data sales and strategic partnerships and for general corporate and net working capital purposes.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from customers throughout the course of the projects, which often span three to four months. In addition, where possible, risk of default on client billings has been mitigated through the use of export insurance programs offered by Export Development Canada.

During Q3-19, NXT continued to make progress in strengthening its liquidity and net working capital through a series of corporate actions described below.

NXT reduced in corporate costs by a reduction in non-essential staff and new human resource policies to reduce staffing costs. Please see the discussion under "Summary of Operating Results – General and administrative expense" for the results of these reductions.

Under NXT’s Nigerian SFD® survey contract with PE, US$8.0 million of payments through the date of this MD&A has been received. As of the date of this MD&A, NXT has sufficient funds to maintain its operations for more than 12 months.

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments.

If the Company were to default on its office lease the current month rent plus the next three months become immediately due. If the Company were to default on the aircraft lease, the aircraft is to be delivered back to the Lessor.

NXT Energy Solutions Inc.	page | 16
MD&A for the period ended September 30, 2019

NXT has no secured debt and had net working capital of $9,894,580 as at September 30, 2019, as follows:

Net Working Capital Summary	Sept 30, 2019	Dec 31, 2018	net change as at Q3-19
Current assets (current liabilities)
Cash, cash equivalents and Short-Term Investments	$6,725,386	$4,239,532	$2,485,854
Accounts receivable	3,945,079	61,279	3,883,800
Note receivable	331,075	-	331,075
Prepaid expenses and deposits	169,130	65,159	103,971
Accounts payable and accrued liabilities	(423,028)	(499,535)	76,507
Contract obligations	(133,171)	-	(133,171)
Current portion of lease obligation	(719,891)	(42,603)	(677,288)
Net Working Capital	9,894,580	3,823,832	6,070,748

The increase in net working capital was due to recognizing accounts receivable and cash from the Nigerian SFD® survey. This was offset due to the recognition of the current portion of lease obligations under ASC Topic 842.

The net decrease in accounts payable and accrued liabilities is comprised of the following movements:

Accounts Payable Summary	Sept 30, 2019	Dec 31, 2018	net change as at Q3-19
Trade accounts payable	$(74,385)	$(138,509)	$64,124
Deferred gain on sale of aircraft	-	(155,301)	155,301
Deferred director /Advisory Board payable	(24,831)	(48,079)	23,248
Accrued liabilities	(234,956)	(110,375)	(124,581)
Vacation pay accrued	(88,856)	(47,271)	(41,585)
Total Accounts Payable	(423,028)	(499,535)	76,507

Trade accounts payable as at September 30, 2019 decreased by $64,124 compared to those outstanding as at December 31, 2018 as all payables are current at September 30, 2019.

For Q3-19, deferred gain on sale of aircraft has now been reclassified under current lease obligations.

Deferred director and Advisory Board fees decreased by $23,248 as director fees have been fully paid. The remaining payable is for Advisory Board fees from prior to 2018 which are in the process of being settled.

Accrued liabilities increased by $124,581 due to timing of invoice receipts, which is consistent with the decrease in accounts payable.

Vacation pay accrued increased by $41,585 as employees vacations have been deferred during the Nigerian SFD® survey.

NXT Energy Solutions Inc.	page | 17
MD&A for the period ended September 30, 2019

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances and net of any cash transferred into/out of short-term investments. Further information on the net changes in cash, by each of the operating, financing and investing activities, is as follows:

Cash Flow Summary - from / (used in)	Q3-19	Q3-18	2019 YTD	2018 YTD
Operating activities	$4,051,212	$(1,599,655)	$2,788,962	$(4,881,527)
Financing activities	(10,735)	811,085	(31,666)	9,189,026
Investing activities	(2,531,163)	250,000	(431,163)	(4,060,006)
Net source (use) of cash	1,509,314	(538,570)	2,326,133	247,493
Cash and cash equivalents, start of period	1,156,351	952,681	339,532	166,618
Cash and cash equivalents, end of period	2,665,665	414,111	2,665,665	414,111

Cash and cash equivalents	2,665,665	414,111	2,665,665	414,111
Short-term investments	4,059,721	5,000,000	4,059,721	5,000,000
Total Cash and Short-Term Investments	6,725,386	5,414,111	6,725,386	5,414,111

Operating Activities	Q3-19	Q3-18	2019 YTD	2018 YTD
Net income (loss) for the period	$(774,373)	$(1,660,031)	$5,548,195	$(5,575,795)
Total non-cash expense items	359,778	356,628	1,393,786	1,598,400
	(414,595)	(1,303,403)	6,941,981	(3,977,395)
Change in non-cash working
capital balances	4,465,807	(296,252)	(4,153,019)	(904,132)
Total Cash from (used in) Operating Activities	4,051,212	(1,599,655)	2,788,962	(4,881,527)

For Q3-19 as compared to Q3-18 operating cash flow increased by $5,650,867 because of payments received from the Nigerian SFD® survey net of payments for survey costs. 2019 YTD operating cash flow versus 2018 YTD increased by $7,670,489 because of payments received from the Nigerian SFD® survey net of payments for survey costs.

NXT Energy Solutions Inc.	page | 18
MD&A for the period ended September 30, 2019

Financing Activities	Q3-19	Q3-18	2019 YTD	2018 YTD
Proceeds from exercise of stock options	$-	$-	$-	$5,067
Net proceeds from Private Placement	-	821,052	-	9,213,384
Cost of Shares for debt	-	-	-	-
Repayment of capital lease obligation	(10,735)	(9,967)	(31,666)	(29,425)
Total Cash from (used in) Financing Activities	(10,735)	811,085	(31,666)	9,189,026

NXT recorded a net cash financing outflow of $10,735 in Q3-19 and $31,666 in 2019 YTD on payments for its finance lease. The Q3-18 inflows were from the final tranche of the Private Placement. 2018 YTD inflows are the total receipts of the Private Placement.

Investing Activities	Q3-19	Q3-18 2019 YTD	2019 YTD	2018 YTD
Purchase of property and equipment	$(216,691)	$-	$(216,691)	$(10,006)
Decrease (increase) in short-term investments	(2,314,472)	250,000	(214,472)	(4,050,000)
Total Cash from (used in) Investing Activities	(2,531,163)	250,000	(431,163)	(4,060,006)

Short-term investments in Q3-19 and 2019 YTD increased as the Company invested excess funds from operations into Guaranteed Investment Certificates. The decrease in Short-term investments in Q3-18 was for cash to finance operating costs. 2018 YTD increase in short-term investments was from the cash received from the Private Placement.

NXT Energy Solutions Inc.	page | 19
MD&A for the period ended September 30, 2019

Contractual Commitments

Office premises non-lease operating costs

Associated with the adoption of ASC Topic 842 (“Topic 842), all operating leases were recognized on the Condensed Consolidated Interim Balance Sheet. Accordingly, operating leases are not included in the commitments table below. The table below is the non-lease operating cost components associated with the building lease.

The estimated minimum annual commitments for these leases are as follows, as at September 30, 2019:

For the period ended December 31	Office Premises
2019	$55,481
2020	222,069
2021	222,501
2022	222,501
2023	222,501
945,053
Thereafter, 2024 through 2025	389,377
1,334,430

Financial Instruments

The Company’s non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, notes receivable, accounts payable and accrued liabilities and finance and operating leases. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest arising from these financial instruments, but is exposed to significant credit risk with accounts receivable and notes receivable. For accounts receivable, where possible, NXT requests advance payments and utilizes risk mitigation products offered by entities such as Export Development Canada (“EDC”). EDC financial products include insurance coverage of contract accounts receivable, guarantee support for contract performance bonds and wrongful call insurance for such bonds. For the notes receivable, NXT has secured the note receivable against assets of AGV and its affiliates.

NXT is exposed to foreign exchange risk as a result of holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

As at September 30, 2019 and December 31, 2018, the Company held no derivate financial instruments.

NXT Energy Solutions Inc.	page | 20
MD&A for the period ended September 30, 2019

Additional Disclosures – Outstanding Share Capital and Dilutive Securities

	As at
	November 14, 2019	September 30, 2019	December 31, 2018
Common shares issued and outstanding:
Common shares	68,573,558	68,573,558	68,573,558
Common shares issuable upon exercise:
Warrants	-	3,421,648	3,421,648
Restricted stock units	750,000	750,000	-
Stock options	1,169,500	1,169,500	1,297,000
Total Share Capital and Dilutive Securities	70,493,058	73,914,706	73,292,206

The 3,421,648 Warrants have expired as of October 31, 2019.

In July 2019 the Board awarded 750,000 Restricted Stock Units to certain employees of the Company and 100,000 options to a distributor.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the date of these financial statements other than office premise non-lease operating costs. The lease is with Interloq Capital (the “Landlord”). If the Company were to default on its office lease the current month rent including operation costs plus the next three months become immediately due. Operating cost amounts are disclosed under the heading “Contractual Commitments”. NXT pays an estimated operating cost during the current year, but has the obligation to pay the actual operating costs incurred as defined in the office lease with the Landlord early in the first quarter of the preceding year if the estimate was low, or will receive a refund if the estimate was too high. Currently the Company believes that the current operating cost estimate is reasonable and is constant discussion with the Landlord.

NXT Energy Solutions Inc.	page | 21
MD&A for the period ended September 30, 2019

Other Transactions with Related Parties

One of the members of NXT's Board, Thomas Valentine, is a partner in the law firm Norton Rose Fulbright, which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

	For the three-month period		For the nine-month period
	ended September 30		ended September 30
	2019	2018	2019	2018
Legal Fees	$67,550	$32,266	$164,699	$241,422

Accounts payable and accrued liabilities includes a total of $66,069 ($5,999 as at December 31, 2018) payable to this law firm. Norton Rose Fulbright continues to provide legal services to NXT.

In addition, accounts payable and accrued liabilities include $NIL ($7,461 as at December 31, 2018) related to re-imbursement of expenses owing to the CEO of NXT.

 Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year-ended December 31, 2018 other than as described below.

Revenue

The performance obligation for NXT is the acquisition, processing, interpretation and integration of Stress Field Detection SFD® data. Revenue from the sale of SFD® survey contracts (net of any related foreign sales taxes) is recognized over time by measuring the progress toward satisfaction of its performance obligations to the customer. All funds received or invoiced in advance of recognition of revenue are reflected as contract obligations and classified as a current liability on the balance sheet.

The Company uses direct survey costs as the input measure to recognize revenue in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage of the performance obligation being satisfied over time and has a high degree of certainty.

IP Assets

The value attributed to the IP assets acquired in 2015 was $25.3 million. The IP assets are being amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and will also be subject to ongoing tests of potential impairment of the recorded net book value. No impairments were recognized during the periods ended Q3-19 and Q3-18. Any adverse change in competition, patent protection and the oil and gas market could substantially change the useful life of the IP asset.

NXT Energy Solutions Inc.	page | 22
MD&A for the period ended September 30, 2019

Changes in Accounting Policies

Leases

On January 1, 2019, as required, NXT adopted Topic 842, Leases and related amendments, using the modified retrospective approach recognizing a cumulative effect adjustment at the beginning of the reporting period in which Topic 842 was applied. Results for reporting periods beginning after January 1, 2019, are presented in accordance with Topic 842, while prior periods have not been restated and are reported in accordance with ASC Topic 840, Leases (“Topic 840”). On transition, NXT elected certain practical expedients permitted under Topic 842 which include:

a)
No reassessment of the classification of leases previously assessed under Topic 840.
b)
The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease.

In accordance with Topic 842, NXT recognized a Right Of Use (“ROU”) asset and corresponding lease liability for all operating leases on the Condensed Consolidated Interim Balance Sheet. Prior to the adoption of Topic 842, operating leases were not recognized on the Condensed Consolidated Interim Balance Sheet. There was no impact to finance leases on transition to Topic 842. The impact from recognizing operating leases on NXT’s Condensed Consolidated Balance Sheet is as follows:

Account	Notes	As reported December 31, 2018	Adjustments	Balance on Adoption as at January 1, 2019
Property and equipment	i	$683,157	$(139,725)	$543,432
Right of Use	ii	-	3,536,161	3,536,161
Total Assets		$25,264,268	$3,396,436	$28,660,704

Accounts payable and accrued liabilities	iii	$499,535	$(155,301)	$344,234
Current portion of capital lease obligations	i	42,603	(42,603)	-
Current portion of lease obligations	ii	-	672,087	672,087
Capital lease obligations	i	42,515	(42,515)	-
Long-term lease obligations	ii	-	3,406,136	3,406,136
Other liabilities	iii	362,368	(362,368)	-
Deferred charges	iv	79,000	(79,000)	-
Total Liabilities and Shareholders’ Equity		$25,264,268	$3,396,436	$28,660,704

Notes:
i)
Reclassify previously recognized finance leases:
Leases accounted for as finance leases were reclassified to ROU assets and lease liabilities from property, plant and equipment and capital lease obligations, respectively.
ii)
Lease liabilities:

NXT Energy Solutions Inc.	page | 23
MD&A for the period ended September 30, 2019

The Company recognized lease liabilities in relation to leases which had previously been classified as operating. Under the principles of the new standard these leases have been measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rates or implied interest rate in the lease contract. Rates varied between 7.4% and 15.7%. Total lease liabilities of $4,078,223 were recorded as at January 1, 2019, of which $672,087 is the current portion.
iii)
Account payable and other accrued liabilities, Other liabilities:
The deferred gain on sale of the aircraft was reclassified from Accounts payable and Other accrued liabilities, and Other liabilities to Current portion of lease obligations and Long-term lease obligations.
iv)
Deferred charges:
The Deferred charges for the office lease have been reclassified to ROU assets and are being amortized on a straight line basis over the remaining period of the lease.

Although Topic 842 does not have a material impact on the Condensed Consolidated Statements of Earnings or Cash Flows, the change in the accounting of the aircraft lease results in interest expense of $16,662 and $54,681 for the three and nine months ended September 30, 2019 being recorded, whereas under Topic 840 that amount was recorded under survey costs. In the Condensed Consolidated Interim Statements of Cash Flows under Operating Activities, amortization of deferred gain on sale of aircraft and deferred rent are now presented as amortization of financial liability, under Topic 842.

Leases entered into for the use of an asset are classified as either operating or finance, which is determined at contract inception. Upon commencement of the lease, a ROU asset and corresponding lease liability are recognized on the Condensed Consolidated Interim Balance Sheet for all operating and finance leases. NXT has elected the short-term lease exemption, which does not require a ROU asset or lease liability to be recognized on the Condensed Consolidated Interim Balance Sheet when the lease term is 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

Upon commencement of the lease, ROU assets are measured at the initial measurement of the lease liability adjusted for any lease payments made before commencement date of the lease, less any lease incentives received and include any initial direct costs incurred. Lease liabilities are initially measured at the present value of future minimum lease payments over the lease term. The discount rate used to determine the present value is the rate implicit in the lease unless that rate cannot be determined, in which case NXT’s incremental borrowing rate is used.

Operating lease ROU assets and liabilities are subsequently measured at the present value of the lease payments not yet paid and discounted at the initial discount rate at commencement of the lease, less any impairments to the ROU asset. Operating lease expense and revenue from any subleases are recognized in the Condensed Consolidated Interim Statement of Earnings on a straight line basis over the lease term. Finance lease ROU assets are amortized over the estimated useful life of the asset if the lessee is reasonably certain to exercise a purchase option or ownership of the leased asset transfers at the end of the lease term, otherwise the leased assets are amortized over the lease term. Operating leases include office buildings aircraft and printer. Finance leases include office equipment. Currently there are no subleases.

NXT’s lease contracts include rights to extend leases after the initial term. Rights to extend or terminate a lease are included in the lease term when there is reasonable certainty the right will be exercised. Factors used to assess reasonable certainty of rights to extend or terminate a lease include current and forecasted survey plans, anticipated changes in strategies, historical practice in extending similar contracts and current market conditions.

NXT Energy Solutions Inc.	page | 24
MD&A for the period ended September 30, 2019

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks cannot be readily controlled.

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model however, this outcome cannot be predicted with certainty. The Company has a history of generating net losses and periodic shortages of current assets less current liabilities. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

Financial Statements

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates made relate primarily to the measurement of accrued liabilities, stock-based compensation expense, valuation of future income tax assets, estimates for asset retirement obligations, and the useful lives of capital assets and intellectual property.

The estimates and assumptions are reviewed periodically and are based upon the best information available to management; however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss and assets and liabilities.

Commodity Prices

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services and prospective revenues may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

NXT Energy Solutions Inc.	page | 25
MD&A for the period ended September 30, 2019

Foreign Currency Fluctuations

We currently conduct cash transactions and have holdings in Canadian dollars, U.S. dollars and periodically have holdings of local currency in other countries. We generally contract to earn revenues in U.S. dollars and potentially may earn revenues in Canadian dollars and other foreign currencies.

Our reporting currency is in Canadian dollars. We currently do not engage in currency hedging activities but are reviewing opportunities to do so. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes us to exchange rate fluctuations between the Canadian dollar and foreign currencies.

Our financial position will be affected by exchange rate fluctuations. We may earn revenue and incur expenses denominated in foreign currencies yet report our financial results in Canadian dollars. Furthermore, we intend to enter into contracts to provide services in foreign countries and may periodically conduct business in other currencies such as the Euro. Changes in currency exchange rates could have an adverse effect on the Company's business, financial condition and results of operations.

Interest Rate Fluctuations

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.

Availability of Aircraft

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (in this section, the “Lessor”). The terms of the agreement resulted in NXT selling its 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000. When the aircraft is not needed for use by NXT, we seek to earn charter hire revenues from the aircraft through a third party, Air Partners.

Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if needed.

In the event that NXT’s aircraft is not available (due to damage, a need for extensive repairs, or other unforeseen events) to conduct survey projects, there is a risk that suitable alternative aircraft may not be available on a timely basis from other charter operators when needed. This inability to conduct survey operations could have a material adverse effect on the Company's business, financial condition and results of operations.

Segregation of Duties

Certain duties that are most appropriately segregated between different employees are due to our current limited staff, assigned to one or two individuals depending on the task.

Standard internal control methodology involves the separation of incompatible functions by assigning these functions to separate individuals, and in larger organizations, to separate departments. We often cannot allocate these functions to separate individuals because our administrative staff is limited.

NXT Energy Solutions Inc.	page | 26
MD&A for the period ended September 30, 2019

Although we have adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions, these alternative controls are not effective and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements. This lack of separation of duties exposes us to potential misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on our business, financial condition and results of operations.

Related Party Transactions

We may periodically enter into related party transactions with our officers and directors. The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our CEO, President and Chairman wherein we issued 10,000,000 convertible preferred shares to him in exchange for the rights to the SFD® technology for use in hydrocarbon exploration. In 2013, a total of 2,000,000 of these preferred shares were converted (on a one-to-one basis) into common shares and the remaining 8,000,000 preferred shares were converted in August 2015.

Although we manage this potential conflict of interest risk through maintenance of a strong independent Board, all related party transactions have the potential for conflicts of interest that may compromise the ability of Board members to exercise their fiduciary responsibility to NXT shareholders.

For the period December 1, 2017 to January 31, 2018, Mr. Selby acted as the Interim CFO of the Company.

Conflicts of Interest

Mr. George Liszicasz, our CEO, is our largest shareholder, and as of November 14, 2019 owns approximately 23% of our outstanding common shares and therefore has a substantial influence in all shareholder matters.

Controls do exist to mitigate any potential risks associated with this conflict of interest. Mr. Liszicasz adheres to a code of conduct which includes a fiduciary responsibility to the Company and its shareholders, and this conduct is governed by the independent board of director who collectively represent a majority of the Board. Furthermore, all material related party transactions are disclosed publicly.

Should these conflict of interest controls not be effective, decisions may be made by the Company that may advantage Mr. Liszicasz and negatively impact other shareholders.

Rights to SFD®Technology

Our rights to ownership and use of SFD® technology depended on Mr. Liszicasz having the lawful right to sell to NXT the exclusive rights to exploit the SFD® technology for the exploration of hydrocarbons as agreed to in the TTA.

A risk exists that an unknown party may claim some legal entitlement to our intellectual property, our rights to commercialize this intellectual property or our right to create SFD® devices and processes. However, we believe that such a claim would be without merit.

NXT Energy Solutions Inc.	page | 27
MD&A for the period ended September 30, 2019

The SFD® technology is an essential component of our business plan. If a third party challenged our lawful entitlement to this technology, the legal defense of our right to the technology may be expensive and could cause a loss of our right to the SFD® technology, or a protracted legal process to assert our right to the technology would have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on Specialized Equipment

We rely on specialized data acquisition equipment, including a limited number of SFD® sensor devices, to conduct our aerial SFD® survey operations. We would be at risk if these survey sensors were to become damaged, destroyed, worn out, stolen or in any way became unavailable for use in operations prior to us creating and testing additional sensors. Should the sensors become unavailable for any reason, our ability to conduct surveys could be delayed for several months as we built new sensors. During this period, we may become unable to satisfy contractual obligations, which may jeopardize future revenue opportunities and may potentially result in a client drawing on a contract performance bond posted by the Company or otherwise making claims against the Company for breach of contract. In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.

NXT seeks to mitigate this risk by researching new designs and constructing additional SFD® sensor devices.

Geological Conditions

As the Company is in the early commercialization phase, SFD® surveys have not been tested over all potential geological conditions. Some geological conditions may subsequently be proven to be unsuited for SFD® surveys thereby creating unforeseen limitations to the application of SFD® surveys.

Any limitation to the application of SFD® surveys has the potential of restricting future revenue opportunities and if not properly disclosed to industry clients, such limitations may impact the reputation of the Company with these clients.

Technological Improvement

Unless we pursue ongoing technological improvement and development, we may be unable to respond to changes in customer requirements or new competitive technologies.

We must continue to refine and develop our SFD® survey system to make it scalable for growth and to respond to potential future competitive pressures. These improvements require substantial time and resources. Furthermore, even if resources are available, there can be no assurance that the Company will be commercially or technically successful in enhancing the technology. Our inability to keep pace with new technologies and evolving industry standards and demands could have a material adverse effect on our business, financial condition and results of operations.

Reliance on Key Personnel

We rely on a limited number of key personnel who collectively possess the knowledge and skills to conduct  SFD® surveys and interpret SFD® data as required to meet contract obligations. Additional or replacement personnel cannot be found and trained quickly. The loss of any of these key persons or increased demand for our services from clients could impair our ability to meet contract obligations, thereby adversely impacting our reputation and our ability to earn future revenue from clients.

NXT Energy Solutions Inc.	page | 28
MD&A for the period ended September 30, 2019

The Company's future success depends, to a significant extent, on the continued service of its key technical and management personnel and on our ability to continue to attract and retain qualified employees. The loss of the services of our employees or a failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. We do not have “key man” insurance on any of our personnel.

The Company has put in place employment agreements with its chief executive officer, George Liszicasz.

We have a dependence on Mr. Liszicasz and three other staff members to be involved in the SFD® data interpretation process and to continue to enhance our technology. We are working to minimize dependency on key personnel. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions. Currently, a total of four persons, two of which are highly experienced, are trained to interpret SFD® signals.

Although we have engaged employees with suitable credentials to work with Mr. Liszicasz to enhance our interpretation process and further develop the SFD® technology, if we are unable to reduce dependence on Mr. Liszicasz and he becomes incapable of performing or unwilling to perform these functions, then there may be an adverse effect on our ability to interpret the data from SFD® surveys or to enhance our technology.

Within the province of Alberta, the skilled personnel that we require may periodically be in short supply and there is specialized training required that can take several months in order for a new employee to become effective. If we cannot hire these key personnel, we have inadequate time to train them or should we lose current personnel, then our ability to accept contracts or meet contract commitments may be adversely affected, thereby restricting our ability to earn revenue.

Cyber Security

Our ability to manage our operations successfully is critical to our success. Our business relies on our ability to electronically gather, compile, process, store and distribute data and other information. Unintended interruptions or failures resulting from computer and telecommunications failures, equipment or software malfunction, power outages, catastrophic events, security breaches (such as unauthorized access by hackers), social engineering schemes, unauthorized access, errors in usage by our employees, computer viruses, ransomware or malware, and other events could harm our business.

In April 2019, we were the target of a ransomware attack that involved the infiltration and infection of our computer systems.  We made no payments relating to the ransomware and did not lose data.  Following the ransomware incident, we began undertaking remediation efforts and other steps to enhance our data security infrastructure. In connection with these efforts, we have incurred costs and expect to incur additional costs as we take further steps to prevent unauthorized access to our systems and the data we maintain.  We cannot provide any assurance that all potential causes of the incident have been identified and remediated and will not occur again.  While we have taken measures to minimize the impact of these problems, the proper functioning of these systems is critical to our business operations. Any security breach or failure in our computer equipment, systems or data could result in the interruption of our business operations and adversely impact our financial results.

NXT Energy Solutions Inc.	page | 29
MD&A for the period ended September 30, 2019

Ability to Trade Shares

There is no certainty that an investor can trade our common shares on public markets at a stable market price. The Company has historically had a limited public market for our common shares on the TSX Venture Exchange (the “TSX-V”), and the United States (“U.S.”) OTC Markets Group’s Venture Stage Marketplace (the “OTCQB”) and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained. Effective March 22, 2016, the Company’s application to graduate from the TSX-V to the broader Toronto Stock Exchange, Canada’s premier stock exchange listing, was approved.

The market price for the common shares on the exchanges where our stock is listed has been, and we anticipate will continue to be, extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time to time relative to our operating performance, clients exploration results, financing, advances in technology or other business developments.

Because we have a limited operating history and a limited history of profitability to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or the quality of services provided to clients. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price. Given the relatively low historic trading volumes, small trades of NXT’s common shares can adversely and potentially dramatically affect the market prices for those shares.

Accordingly, investors in our common stock should anticipate both volatile stock price and poor liquidity unless these conditions change.

Dividends

We have never paid any cash dividends on our common shares and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our Board may deem relevant at that time.

NXT Energy Solutions Inc.	page | 30
MD&A for the period ended September 30, 2019

Dilution

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue an unlimited number of common shares and an unlimited number of preferred shares. We may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our Board may, in its discretion, determine to be necessary and appropriate, subject to compliance with all applicable exchange regulations and corporate and securities laws. Proportionate ownership and voting rights of common shareholders could be adversely affected by the issuance of additional common shares which may result in common share value dilution.

Intellectual Property

We may not be able to protect our trade secrets and intellectual property from competitors who would use this knowledge to eliminate or reduce our technological advantage.

Our success and future revenue growth will depend, in part, on our ability to protect our IP. We have commenced an IP strategy process to obtain patents related to the SFD® technology, while also utilizing “trade secrets” protection of the proprietary nature of our technology as applicable.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) were very successful in 2017. Squire Patton Boggs LLP, a United States based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

As of the date of this MD&A, SFD® patents have been granted in Russia (January 2017), Japan (July 2017), Canada (August 2017), Europe (September 2017) and the United States (November 2017), and notices of allowance have been also received from Mexico (July 2017) and China (March 2018), which are areas of prime commercial focus for the Company. As of the writing of this financial report, NXT has been granted patents, filed or received patent allowance for SFD® in different 48 countries. The SFD® patents serve an important purpose beyond the protection they provide to the proprietary SFD® technology. Our patents also serve as an independent third-party verification of the scientific principles that form the basis of the SFD® process and its application.

The patent protection application process requires disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore, we have no assurance that, even if we seek patent protection, a patent could be registered to protect our IP in all or any jurisdictions within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect our technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to us. Finally, protection afforded by patents is limited by the financial resources available to legally defend IP rights. We currently do not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

NXT Energy Solutions Inc.	page | 31
MD&A for the period ended September 30, 2019

We do enjoy common and contract law protection of our technology and trade secrets. Employees and contractors are governed by confidentiality agreements as well as a fiduciary responsibility to protect our technology, supporting documentation and other proprietary information.

Our strongest protection of the SFD® technology comes from restricting access to knowledge concerning the technology. Only a very limited number of NXT personnel have access to or knowledge of the underlying SFD® technology and no one employee and only one officer has access or knowledge of all aspects of the SFD® system. Currently, no third party has any significant knowledge of the technology. As further protection, SFD® equipment does not leave the direct control of NXT employees, thereby preventing unauthorized replication of the equipment.

The Company reassesses the appropriateness of its IP protection strategy on an ongoing basis and seeks advice from IP advisors as necessary.

It is possible that a third party will copy or otherwise obtain and use the Company's technology without authorization, develop a similar technology independently or design around the Company's secrets. Accordingly, there can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of our IP will be successful.

An inability to protect our IP would make it possible for competitors to offer similar products and services that could have a material adverse effect on our business, financial condition and results of operations.

Flight Operations

We experience operational hazards in our flight operations that may subject us to potential claims in the event that an incident or accident occurs.

The flight operations of SFD® surveys are subject to the hazards associated with general flight operations. An aircraft accident may cause personal injury and loss of life, as well as severe damage to and destruction of property or the SFD® sensors and related equipment.

Independent third parties provide all the services required to maintain and operate the aircraft; they bear the primary risks of flight operations. These services are provided by an organization accredited by Transport Canada to operate aircraft in accordance with Transport Canada approved and audited operating procedures. The aircraft operator employs the required pilots, aircraft maintenance engineers and support personnel and ensures that they operate within their Transport Canada operating certificate. Our employees do not perform any airworthiness or flight safety operations.

We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations and we obtain insurance coverage to provide us with additional risk protection. In addition, we maintain general business insurance coverage and believe that this insurance and the policy limits are appropriate for the operational risks that we incur.

Despite our policy to not operate the aircraft directly and our insurance coverage, we cannot avoid or alternatively be insured for all risks of flight operations. In the event of an incident or accident we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy. The magnitude of a lawsuit of this nature is not determinable. Furthermore, to the extent that our SFD® equipment is damaged, we may be unable to conduct SFD® surveys for several months following an accident.

NXT Energy Solutions Inc.	page | 32
MD&A for the period ended September 30, 2019

Foreign Countries

We conduct operations in foreign countries, which exposes us to several risks that may have a material adverse effect on the Company.

Criminal Activity and Social Instability

In the past, we have operated in foreign countries such as Colombia, which over the past two decades experienced significant social upheaval and criminal activity relating to drug trafficking, kidnapping and terrorist acts. While the situation has improved dramatically in recent years, there can be no guarantee that the situation will not deteriorate again, nor are these risks eliminated as yet. Furthermore, other potential international survey locations may have similar or other indeterminate criminal or social instability risks.

Systemic criminal activity in a country or isolated criminal acts may disrupt operations, impact our ability to earn revenue, dramatically add to our cost of operations or potentially prevent us from earning any survey revenue in a country.

In addition, foreign markets may be susceptible to a higher risk of corruption and bribery. All of NXT’s employees, contractors and independent sales agents are required to adhere to the Company’s code of conduct and business ethics, which prohibits illegal activities, including any acts of bribery or corruption.

Political Instability

Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect our business. Exploration may be affected in varying degrees by government regulations which have the effect of restricting exploration and production activities. These changes may adversely impact the laws and policies governing price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, site safety or other areas.

Currently, there are no restrictions (other than the payment of local with-holding taxes) on the repatriation back to Canada of our earnings in foreign countries in which we have operated, such as Colombia and Bolivia; however, there can be no assurance that significant restrictions on repatriation to Canada of earnings will not be imposed in the future.

Our operations may also be adversely affected by changes in laws and policies in Canada impacting foreign travel and immigration, foreign trade, taxation and investment.

Commercial Disputes

While operating in a foreign country, we are subjected to local commercial laws which often involve executing contracts in a foreign language. Although every effort is made to ensure we have access to an accurate English translation, misunderstandings and potential disputes between parties may arise.

In the event of a dispute arising in connection with our foreign operations for any reason, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a government instrumentality because of the doctrine of sovereign immunity.

NXT Energy Solutions Inc.	page | 33
MD&A for the period ended September 30, 2019

Accordingly, these risk factors have the potential of adversely reducing the level of survey revenue from our clients, our ability to operate effectively or our ability to be paid for our services and may have a material adverse effect on our financial position.

Where possible, NXT utilizes risk mitigation products offered by entities such as Export Development Canada (“EDC”). EDC financial products include insurance coverage of contract accounts receivable, guarantee support for contract performance bonds and wrongful call insurance for such bonds.

Flight Permits

We rely upon the right to conduct airborne surveys in foreign countries. These foreign operations expose us to the risks that we will be prevented from conducting surveys when requested by clients.

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the FAA governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys.

For example, in South American countries in which we have operated, such as Colombia and Bolivia, SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into the country, obtaining permits from the local aviation authority and obtaining permits from the local Air Force. We have successfully operated in South America and other global regions in accordance with these typical requirements.

With our North America and International experience to date, we do not anticipate any government controls or regulations that will prevent timely completion of SFD® surveys. However, we may encounter government restrictions in other countries that may impact or restrict our ability to conduct surveys.

If we encounter government regulation and restrictions that impact or prevent us from conducting surveys in any country, then we will not be able to earn revenue in the country and we may be exposed to forfeiting any performance bonds which may have been issued.

Foreign taxes

We conduct most of our operations outside of Canada. Given this, we are responsible to pay appropriate tax which would include but is not limited to income tax, value added tax, sales tax, stamp duties and other commodity taxes. We are exposed to risk that we have improperly interpreted taxes payable. If this were to happen we would be exposed to significant interest and penalties as well as the tax due. This may also affect our ability to continue operation in that jurisdiction and seizure of assets.

To reduce this risk we engage international and local tax experts to ensure we are aware and remit taxes that are incurred.

NXT Energy Solutions Inc.	page | 34
MD&A for the period ended September 30, 2019

Disclosure Controls and Procedures ("DCP") and

 Internal Controls over Financial Reporting ("ICFR")

NXT's CEO and CFO (together the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

In an evaluation of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission, the Company's Responsible Officers concluded that there are material weaknesses in the Company's ICFR that have a direct impact on the Company's DCP:

●
Due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and

●
NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course.

The small size of the Company's finance team has resulted in control deficiencies in maintaining DCP and ICFR that in turn have led to a recurrence of previously identified deficient disclosure.  Given the small size of the Companies finance team and in order to improve ICFR moving forward, management has established a practice of increased engagement of the Company's Disclosure Committee and Audit Committee in reviewing the public disclosure and has increased engagement of external consultants and legal counsel as well.

NXT Energy Solutions Inc.	page | 35
MD&A for the period ended September 30, 2019

NXT's efforts to mitigate the risks associated with the above-mentioned deficiencies has resulted in continuous improvements in its DCP. The CEO and CFO concluded that, as at September 30, 2019, the Company's ICFR have improved, but are still not effective and as a result its DCP are still not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements. NXT continues a process of continuous improvement in financial reporting and disclosure policies and responsibilities from which the Company expects to see continued benefits during 2019. The Responsible Officers continue to take certain actions to remediate these material weaknesses including: (i) the implementation of new controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists. In addition, the company has appointed its Corporate Controller as the new CFO as of August 1, 2019. The CFO engages subject matter consultants as the need arises.

The new controls over financial reporting and disclosure policies and responsibilities have been performed over six quarterly periods. Material weaknesses cannot be considered remediated until the remedial controls operate for a sufficient period of time and Responsible Officers have concluded through testing that these controls are operating effectively.

It should be noted that a control system, including the Company's DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Additional Information

Additional information related to the Company including the Company’s Annual Information Form is available on NXT's website at www.nxtenergy.com and on SEDAR at www.sedar.com.

NXT Energy Solutions Inc.	page | 36
MD&A for the period ended September 30, 2019